VOYA CREDIT INCOME FUND
Voya Credit Income Fund (the “Fund”)
Supplement dated October 31, 2025
to the Fund’s Class A, Class C, Class I, and Class W Shares’
Prospectus, dated June 28, 2025, as supplemented
(the “Prospectus”)
On May 15, 2025, the Board of Trustees of the Fund approved changes to the Fund’s principal investment strategies. These changes were effective on October 23, 2025.
Effective on October 23, 2025, the Prospectus was revised as follows:
1.The third paragraph in the sub-section of the Prospectus entitled “Principal Investment Strategies” in the Fund’s Prospectus is hereby deleted and replaced with the following:
The Fund expects that under normal circumstances its investments in high-yield bonds, loans, CLOs and similar instruments will typically comprise at least half, and potentially substantially all of the investment exposure of its portfolio. Debt instruments in which the Fund invests may include senior or subordinated fixed or floating rate instruments, unitranche debt, unsecured debt, and structurally subordinated instruments. The Fund may also invest in special situations investments, such as non-performing debt instruments, or debt instruments issued by companies undergoing a bankruptcy or restructuring process. Some of the loans in which the Fund invests may be loans originated directly by the Fund. The Fund may invest in equity securities: (i) as an incident to the purchase or ownership of loans or fixed rate debt instruments; (ii) in connection with a restructuring of a borrower or issuer or its debt; or (iii) if the Fund already owns a loan or other fixed rate debt instrument by a borrower. Investment in the Fund involves certain risks and special considerations, including risks associated with the Fund's use of leverage. See “Risk Factors and Special Considerations” later in this Prospectus for a discussion of any factors that make an investment in the Fund speculative or high risk.
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VOYA CREDIT INCOME FUND

Voya Credit Income Fund (the “Fund”)

Supplement dated October 31, 2025

to the Fund’s Class A, Class C, Class I, and Class W Shares’ Statement of Additional Information, dated June 28, 2025 (the “SAI”)

On October 23, 2025 at a special meeting of shareholders, shareholders approved a proposal to modify the Fund’s fundamental policy with respect to respect to purchasing and selling equity securities.

Effective October 23, 2025 the SAI was revised as follows:

1.The fundamental policy number (5) in the sub-section entitled “Fundamental and Non- Fundamental Investment Restrictions – Fundamental Investment Restrictions” of the Fund’s SAI was revised as follows:

5.Purchase or sell real estate mortgage loans, commodities, commodity futures contracts, or oil or gas exploration or development programs; or sell short, purchase or sell straddles, spreads, or combinations thereof, or write put or call options (except that the Fund may, incidental to the purchase or ownership of an interest in a loan, or as part of a borrower reorganization, acquire or sell other assets, such as real estate and real estate mortgage loans);

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